UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-48547

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01-01-2021 (MM/DD/YY) AND ENDING 12-31-2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Lewis Young Robertson & Burningham

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

LEWIS YOUNG
ROBERTSON & BURNINGHAM, INC.
Gateway Plaza Building
41 North Rio Grande, Suite 101
Salt Lake City, Utah 84101

(No. and Street)

(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Laura D. Lewis — 801-596-0700 — laura@lewisyoung.com
(Name) (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Haynie & Company
(Name – if individual, state last, first, and middle name)

1785 West 2320 South — West Valley City — UT — 84119
(Address) (City) (State) (Zip Code)

10-28-2003 — 457
(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

LEWIS YOUNG
ROBERTSON & BURNINGHAM, INC.
AN INDEPENDENT MUNICIPAL FINANCIAL ADVISORY
AND CONSULTING FIRM

Exemption Report
Required under 17a-5(d)(4)

January 12, 2022

Lewis Young Robertson & Burningham, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). The Company is a non-covered Firm, thereby exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of Footnote 74 of the Securities and Exchange Commission Release #34-70073. This Exemption Report was prepared as required by 17 C.F.R § 240 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

During the year ended December 31, 2021 the firm:

1. did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) or Rule 15c-2-4:

2. did not carry accounts of or for customers; and

3. did not carry PAB accounts (as defined in Rule 15c3-3

I, Laura D. Lewis, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Laura D. Lewis
Principal/Owner

GATEWAY PLAZA BUILDING
41 NORTH RIO GRANDE, SUITE 101
SALT LAKE CITY, UTAH 84101
TELEPHONE 801.596.0700
TOLL FREE 800.581.1100
FAX 801.596.2800
WWW.LEWISYOUNG.COM

LEWIS YOUNG
ROBERTSON & BURNINGHAM, INC.
AN INDEPENDENT MUNICIPAL FINANCIAL ADVISORY
AND CONSULTING FIRM

February 24, 2022

Haynie & Company
1785 West 2320 South
Salt Lake City, UT 84101

In connection with your engagement to apply agreed-upon procedures to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) of Lewis Young Robertson & Burningham, Inc. for the year ended December 31, 2021, we confirm, to the best of our knowledge and belief, as of the date of this letter, the following representations made to you during your engagement.

1) We are responsible for the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules.
2) We are responsible for establishing and maintaining effective internal control over compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).
3) We are responsible for the presentation of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules.
4) As of December 31, 2021, the General Assessment Reconciliation (Form SIPC-7) is presented in compliance with the applicable SIPC-7 instructions in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules.
5) We are responsible for selecting the agreed-upon procedures criteria and for determining that such criteria are sufficient and appropriate for our purposes.
6) We have disclosed to you all known noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including noncompliance occurring after December 31, 2021.
7) We have made available all documentation and other information that we believe is relevant to our compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).
8) There have been no communications from regulatory agencies, internal auditors, or other independent accountants or consultants regarding possible noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including communications received between December 31, 2021 and the date of this letter.
9) We have responded fully to all inquiries made to us by you during the engagement.
10) No events have occurred subsequent to December 31, 2021 and through the date of this letter that would require adjustment to or modification of the General Assessment Reconciliation.
11) Your report is intended solely for the information and use of Lewis Young Robertson & Burningham, Inc. and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

Signature: Laura D. Lewis

Title: President

GATEWAY PLAZA BUILDING
41 NORTH RIO GRANDE, SUITE 101
SALT LAKE CITY, UTAH 84101

TELEPHONE 801.596.0700
TOLL FREE 800.581.1100
FAX 801.596.2800
WWW.LEWISYOUNG.COM

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES
AND EXCHANGE COMMISSION
December 31, 2021

None; the Company is a non-covered Firm, thereby exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of Footnote 74 of the Securities and Exchange Commission Release #34-70073.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2021 and 2020

ASSETS		2021	2020
Cash	$	582,867	307,131
Accounts receivable, net		813,829	295,578
Prepaid expenses		302	302
Income tax receivable		6,000	38,000
Total current assets		1,402,998	641,011
Property and equipment, net		738,382	892,966
Cash surrender value of life insurance		786,741	649,853
Total assets	$	2,928,121	2,183,830
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Payables	$	355,632	276,528
Current portion of lease liabilities		182,730	168,033
Current portion of paycheck protection program loan		-	105,000
Total current liabilities		538,362	549,561
Lease liabilities		510,131	692,861
Paycheck protection program loan		-	137,100
Deferred income taxes		204,000	46,000
Total liabilities		1,252,493	1,425,522
Stockholders' equity:			
Common stock, $1 par value; 50,000 shares authorized, 3,829 and 3,779 shares issued and outstanding, respectively		3,829	3,779
Additional paid-in capital		79,880	39,940
Retained earnings		1,591,919	714,589
Total stockholders' equity		1,675,628	758,308
Total liabilities and stockholders' equity	$	2,928,121	2,183,830

The accompanying notes are an integral part of these financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF OPERATIONS
Years Ended December 31, 2021 and 2020

	2021	2020
Revenues:		
Municipal advisory fees	$ 4,369,011	2,807,255
Consulting fees	1,328,037	1,459,914
Gain on investments	136,888	124,204
Administrative fees	152,849	120,123
Total revenues	5,986,785	4,511,496
Operating expenses:		
Employee compensation and benefits	4,403,118	3,611,181
Other general and administrative expenses	613,733	560,157
Occupancy	132,704	167,494
Total operating expenses	5,149,555	4,338,832
Income from operations	837,230	172,664
Other income:		
Gain on forgiveness of debt	242,100	-
Other	-	168
Net other income	242,100	168
Provision for income taxes	202,000	29,000
Net income	$ 877,330	143,832

The accompanying notes are an integral part of these financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
December 31, 2021 and 2020

	Common Stock		Additional	Retained	
	Shares	Amount	Paid-in Capital	Earnings	Total
Balance at January 1, 2020	3,779	$ 3,779	$ -	$ 597,336	$ 601,115
Issuance of common stock	50	50	39,940	-	39,990
Retirement of common stock	(50)	(50)	-	(26,579)	(26,629)
Net income	-	-	-	143,832	143,832
Balance at December 31, 2020	3,779	3,779	39,940	714,589	758,308
Issuance of common stock	50	50	39,940	-	39,990
Net income	-	-	-	877,330	877,330
Balance at December 31, 2021	3,829	$ 3,829	$ 79,880	$ 1,591,919	$ 1,675,628

The accompanying notes are an integral part of these financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities:		
Net income	$ 877,330	143,832
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for losses on accounts receivable	10,250	-
Depreciation and amortization	192,128	180,735
Deferred income taxes	158,000	28,000
Gain on forgiveness of debt	(242,100)	-
Change in cash surrender value of life insurance	(136,888)	(124,204)
Stock compensation expense	39,990	39,990
(Increase) decrease in:		
Accounts receivable	(528,501)	(117,832)
Prepaid expenses	-	2,350
Income tax receivable	32,000	(38,000)
Increase (decrease) in:		
Payables	79,104	53,083
Lease liabilities	(168,033)	(158,370)
Proceeds from tenant improvement allowance - operating lease	-	40,000
Net cash provided by operating activities	313,280	49,584
Cash flows from investing activities:		
Purchases of property and equipment	(37,544)	(68,658)
Net cash used in investing activities	(37,544)	(68,658)
Cash flows from financing activities:		
Proceeds from paycheck protection program loan	-	242,100
Purchases and retirement of common stock	-	(26,629)
Net cash provided by investing activities	-	215,471
Net increase in cash	275,736	196,397
Cash, beginning of year	307,131	110,734
Cash, end of year	$ 582,867	307,131

The accompanying notes are an integral part of these financial statements

Note 1 – Organization and Summary of Significant Accounting Policies

Organization

Lewis Young Robertson & Burningham, Inc., (the Company) was incorporated under the laws of the State of Utah on July 6, 1995. The Company provides financial and consulting services to local governmental and other entities.

Use of Estimates in the Preparation of Financial Statements

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The financial statements include some amounts that are based on management's best estimates and judgements. The most significant estimates relate to allowances for uncollectible accounts receivable, depreciation, taxes, and contingencies. These estimates may be adjusted as more current information becomes available, and any adjustment could be significant.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high quality financial institutions and limits the amount of credit exposure with any one institution. Concentrations of credit risk with respect to accounts receivable are limited because many diverse local government agencies make up the Company's customer base, thus spreading the trade credit risk. The Company controls credit risk through credit approvals, credit limits, and monitoring procedures.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the National Credit Union Administration (NCUA) up to certain limits. At December 31, 2021, the Company had one balance in excess of NCUA insured limits in the amount of $332,762. At December 31 2020, the Company had one balance in excess of NCUA insured limits in the amount of $57,026. The Company has not experienced any losses in such accounts.

Financial Instruments

The Company's financial instruments include cash and cash equivalents, receivables, and payables. The recorded values of cash and cash equivalents, receivables, and payables approximate their fair values based on their short-term nature.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. Past due balances over 90 days and other higher risk amounts are reviewed individually for collectibility. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Property and Equipment and Depreciation Methods

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements. The Company uses other depreciation methods (generally accelerated methods) for tax purposes where appropriate. The estimated useful lives for significant property and equipment categories are as follows:

Computer equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	5 years

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Leases

Operating lease right-of-use (ROU) asset represents the Company's right to use an underlying asset for the lease term and lease liability represents the Company's obligation to make lease payments arising from the lease. Operating lease ROU asset and lease liability are recognized at commencement date based on the present value of lease payments over the lease term. If a leasing arrangement does not provide an implicit rate, the Company's incremental borrowing rate is used based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. For operating leases with a term of one year or less, the Company does not recognize a lease liability or ROU asset on the financial statements.

Income Taxes

The Company files federal and state income tax returns in states in which it operates. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

In accordance with Accounting Standards Codification (ASC) 740, *Income Taxes*, management evaluates uncertain tax positions taken by the Company. The Company considers many factors when evaluating and estimating its tax positions and tax benefits. Tax positions are recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the positions will be sustained upon examination. Reserves are established if it is believed certain positions may be challenged and potentially disallowed. If facts and circumstances change, reserves are adjusted through the provision for income taxes. If interest expense and penalties related to unrecognized tax benefits were to occur, they would also be recognized in the provision for income taxes.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 whereby the amount of revenue recognized for any goods or services reflects the consideration that the Company expects to be entitled to receive in exchange for these goods or services. To achieve this core principle, the Company applies the following five step approach: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when or as a performance obligation is satisfied.

The Company derives its revenues from consulting services, municipal advisory services, and administrative services. A description of each of the Company's disaggregated revenue streams, as presented in the statements of operations, is as follows:

Consulting Fees

The Company provides consulting services to entities for impact fee studies, RDA consulting services, transportation studies, and other similar services.

The Company believes the performance obligation for providing such consulting services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. The Company has an enforceable right to payment for the consulting services provided to date. Progress toward satisfaction of the performance obligation is measured based on labor hours expended.

Municipal Advisory Fees

The Company provides municipal advisory services related to the application and issuance of municipal bonds.

The Company believes that the performance obligation related to municipal advisory services is achieved at the point in time when the customer is awarded the municipal bond. At this time the Company does not need to take any further significant actions in order for the customer to obtain control and benefit of the bond proceeds. If the bond issuance fails, the Company will not be paid for the municipal advisory services.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Administrative Fees

The Company provides administrative services such as RDA management services, SID administration, and other similar services.

The Company believes that the performance obligation related to administrative services is achieved at various intervals based on the terms of the contract (i.e. monthly, quarterly, annually, etc.). At these intervals the Company has completed any significant actions in order for the customer to benefit from the agreement.

Contingencies

Certain conditions may exist which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they arise from guarantees, in which guarantees would be disclosed.

Reclassifications

Certain amounts in the 2020 financial statements have been reclassified to conform to the presentation in the 2021 financial statements.

Note 2 – Accounts Receivable

Accounts receivable consist of the following:

		2021	2020
Accounts receivable	$	843,829	315,328
Less allowance for doubtful accounts		(30,000)	(19,750)
	$	813,829	295,578

Note 3 – Related Party Transactions

The Company provides management services to LRB Financial and Light Energy Development, LLC, companies under common ownership. During the years ended December 31, 2021 and 2020, the Company recorded revenue from related parties of $27,000 and $44,500, respectively.

Note 4 – Property and Equipment

Property and equipment consists of the following:

		2021	2020
Right-of-use assets	$	649,774	818,496
Furniture and fixtures		216,229	243,622
Computer equipment		183,750	199,315
Leasehold improvements		51,485	47,585
		1,101,238	1,309,018
Less accumulated deprecation and amortization		(362,856)	(416,052)
	$	738,382	892,966

Note 5 – Payables

Payables consist of the following:

		2021	2020
Pension payable	$	292,980	223,921
Vacation payable		32,138	38,490
Accounts payable		18,514	14,117
Income tax payable		12,000	-
	$	355,632	276,528

Note 6 – Paycheck Protection Program Loan

During 2020 the Company obtained a loan for $242,100 from the Paycheck Protection Program (PPP) offered by the U.S. Small Business Administration (SBA). All or a portion of the loan proceeds may be forgiven by the SBA if the loan proceeds are used for specific costs including payroll, health benefits, rent and utilities over the eight-week or twenty-four-week period following receipt of the loan proceeds. On February 12, 2021, the loan proceeds were fully forgiven by the SBA.

Note 7 – Income Taxes

The provision for income taxes consists of the following:

		2021	2020
Current	$	44,000	1,000
Deferred		158,000	28,000
	$	202,000	29,000

Note 7 – Income Taxes (continued)

The provision for income taxes is different from the amounts computed at federal statutory rates for the following reasons:

		2021	2020
Computed tax at federal statutory rate	$	227,000	36,000
State taxes, net of federal benefit		42,000	7,000
Change in valuation allowance		-	9,000
Meals and entertainment		-	2,000
Gain on forgiveness of debt		(51,000)	-
Other, net		4,000	(7,000)
Insurance		(20,000)	(18,000)
	$	202,000	29,000

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets (liabilities) are comprised of the following:

		2021	2020
Revenue and expense recognition	$	(191,000)	(51,000)
Difference between book and tax deprecation		(22,000)	(3,000)
Charitable contribution carryforward		14,000	17,000
Rent leveling adjustment		4,000	-
Valuation allowance		(9,000)	(9,000)
	$	(204,000)	(46,000)

At December 31, 2021, the Company has available unused charitable contribution credits that may be applied against future taxable income. The charitable contribution credits have begun to expire and will continue to expire if unused through 2025.

Note 8 – Operating Leases

The Company has an operating lease for office space which expires in May 2025. Operating lease expense under this lease during the years ended December 31, 2021 and 2020 was $200,000 and $192,000, respectively.

Note 8 – Operating Leases (continued)

The Company has an operating lease for equipment which expires in September 2025. Operating lease expense under this lease during the years ended December 31, 2021 and 2020 was approximately $8,000 and $2,000, respectively.

As of December 31, 2021 and 2020, the weighted average discount rate for the Company's leases was 5%. As of December 31, 2021 and 2020, the weighted average remaining lease term was 3.5 and 4.5 years, respectively. During the years ended December 31, 2021 and 2020, the Company paid cash for operating lease payments of approximately $208,000 and $192,000, respectively.

Future maturities for operating leases are approximately as follows:

Year	Amount
2022	$ 213,000
2023	219,000
2024	226,000
2024	98,000
Total lease payments	756,000
Less imputed interest	(63,139)
	$ 692,861

During the years ended December 31, 2021 and 2020, the Company subleased a portion of their office space under an agreement that expires in May 2025. During the years ended December 31, 2021 and 2020, the Company recorded sublease revenue of approximately $86,000 and $49,000, respectively, as an offset to lease expense.

Note 9 – Supplemental Cash Flow Information

During the year ended December 31, 2021 and 2020, the Company paid cash for interest and income taxes as follows:

	2021	2020
Interest	$ -	-
Income taxes	$ -	39,100

Note 9 – Supplemental Cash Flow Information (continued)

During the year ended December 31, 2020, the Company:

- Amended their office space lease agreement which resulted in recording an increase of right of use assets and lease liabilities of $546,279.

- Entered into a lease agreement for office equipment which resulted in recording an increase in right of use assets and lease liabilities of $36,242.

Note 10 – Profit Sharing Plan

The Company has adopted a profit-sharing plan for all employees who qualify as to age and service. The Company's contribution expense was approximately $332,000 and $294,000 for the years ended December 31, 2021 and 2020, respectively.

Note 11 – Commitments and Contingencies

Retirement of Common Stock

The Company entered into a stock purchase agreement with a stockholder of the Company to purchase shares of common stock which was completed in July 2020.

Note 11 – Commitments and Contingencies (continued)

Common Stock Agreement

During the year ended December 31, 2020, the Company entered into a common stock grant agreement with an employee wherein the Company will grant and issue shares of common stock and recognize stock compensation expense each year through December 2022. The grant and issuance of common stock is contingent on the employee's continued performance and service with the Company. During the years ended December 31, 2021 and 2020, the Company granted and issued 50 shares of common stock each year, resulting in stock compensation expense of $39,990 each year. The fair value of the issuance of the related common stock was based on qualitative and quantitative factors including, but not limited to, recent common stock purchases by the Company.

Note 12 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2021 and 2020, the Company had net capital of $970,889 and $638,058, respectively, which was $944,308 and $616,796, respectively, in excess of its required net capital of $26,581 and $21,262, respectively. At December 31, 2021 and 2020, the Company's net capital ratio was 0.41 to 1 and 0.5 to 1, respectively.

Note 13 – Subsequent Events

The Company evaluated events through February 24, 2022, the date the financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

Schedule 1

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2021

Net Capital:		
Total ownership equity	$	1,675,628
Ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		1,675,628
Additions for deferred income tax liabilities resulting from assets that are non-allowable for net capital		204,000
Total capital and allowable credits		1,879,628
Deductions for non-allowable assets		(908,739)
Net capital before haircuts on securities positions		970,889
Haircuts on securities		-
Net capital	$	970,889
Aggregate indebtedness:		
Total liabilities (less deferred income taxes) from balance sheet	$	398,719
Computation of Basic Net Capital Requirement:		
Minimum net capital required	$	26,581
Excess net capital	$	944,308
Excess net capital at 1000% (net capital - 10% of aggregate indebtedness)	$	931,017
Ratio of aggregate indebtedness to net capital		0.41 to 1
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2021) (as amended on February 28, 2022):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	970,889
Reconciling items		-
Net capital per above	$	970,889